Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 5 DATED JULY 1, 2019
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 18, 2019, Supplement No. 2, dated May 15, 2019, Supplement No. 3, dated May 21, 2019 and Supplement No. 4, dated June 14, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Completed Real Property Acquisition Update
Dallas Infill Industrial Portfolio
On June 28, 2019, we, through wholly-owned subsidiaries, acquired from Pioneer Industrial, LLC, Pioneer Parking Lot, LLC and Cava Northgate Industrial LLC a 100% fee interest in five industrial buildings totaling approximately 1.4 million square feet on approximately 71.1 acres, which we refer to as the “Dallas Infill Industrial Portfolio.” The Dallas Infill Industrial Portfolio is located in the Dallas market and is 98.3% occupied by 15 customers with a weighted-average remaining lease term (based on square feet) of approximately 3.5 years. Two customers in the Dallas Infill Industrial Portfolio individually lease more than 10% of the total rentable area, as described below:

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Automotive Parts Distribution International, LLC, an automotive parts distributor, leases approximately 0.4 million square feet, or approximately 28% of the portfolio’s rentable area, under a lease that expires in December 2022, with the option to extend the lease for up to two additional terms of five years each. The annual base rent under the lease is currently approximately $1.3 million and is subject to annual rent escalations of approximately 1% in January 2020, approximately 4% in January 2021 and approximately 1% in January 2022.

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Cardone Industries, Inc., an automotive parts manufacturer, leases approximately 0.4 million square feet, or approximately 28% of the portfolio’s rentable area, under a lease that expires in March 2021, with one option to extend the term of the lease for five years. The annual base rent under the lease is currently approximately $1.2 million and is subject to an annual rent escalation of approximately 5% in April 2020.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.
Our management currently believes that the Dallas Infill Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Dallas Infill Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Dallas Infill Industrial Portfolio that may compete with these buildings. If acquired, the cost of the Dallas Infill Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.
The total purchase price was $115.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 4.6%. The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs. We funded this acquisition using proceeds from this offering and the assumption of two fixed-rate mortgage notes for an aggregate amount of $49.3 million with a weighted-average interest rate of 3.71% and a weighted-average remaining term of 5.9 years.

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The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Dallas Infill Industrial Portfolio, for the years ended December 31:

Year	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Lease Square Foot (1)
2018	98.3%	$3.91
2017	100.0%	$3.70
2016	100.0%	$3.52
2015	100.0%	$3.27
2014	81.7%	$3.27

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighed-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Dallas Infill Industrial Portfolio:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2019	—	—	—%	$—	—%
2020	4	83,624	6%	$475,295	9%
2021	2	425,078	30%	$1,252,676	24%
2022	3	518,156	36%	$1,806,930	34%
2023	1	67,014	5%	$294,191	6%
2024	2	167,248	12%	$734,333	14%
2025	—	—	—%	$—	—%
2026	—	—	—%	$—	—%
2027	2	123,350	9%	$589,909	11%
2028	1	24,145	2%	$105,031	2%
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(1)
Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

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